EXHIBIT I



TEEKAY LNG PARTNERS L.P.
Bayside House, Bayside Executive Park, West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas

EARNINGS RELEASE

TEEKAY LNG PARTNERS L.P.
REPORTS FIRST QUARTER RESULTS

Highlights

- Declared a cash distribution of $16.5 million, or $0.4625 per unit, for the first quarter
- Generated $17.9 million in distributable cash flow
- As previously reported, quarterly cash distributions for the second quarter of 2007 are expected to increase by 15% to $0.53 per unit
- Second and third RasGas II LNG carriers commenced 20-year fixed-rate time-charter in January and February 2007, respectively

Nassau, The Bahamas, May 9, 2007 - Teekay LNG Partners L.P. (*Teekay LNG* or *the Partnership*) (NYSE: TGP) today reported net income of $1.4 million for the quarter ended March 31, 2007, compared to net income of $0.8 million for the quarter ended March 31, 2006. The results for the first quarters of 2007 and 2006 included foreign currency translation losses of $4.8 million and $7.8 million, respectively, primarily relating to long-term debt denominated in Euros.

During the three months ended March 31, 2007, the Partnership generated $17.9 million of distributable cash flow[1], compared to $17.6 million for the first quarter of 2006. On April 23, 2007, Teekay GP L.L.C., (*Teekay G.P.*) the general partner of Teekay LNG, declared a cash distribution of $0.4625 per unit for the first quarter of 2007, representing a total cash distribution of $16.5 million. The cash distribution is payable on May 14, 2007 to all unitholders of record on May 1, 2007.

The Partnership's Euro-denominated revenues currently approximate its Euro-denominated expenses and debt service costs. As a result, the Partnership currently is not exposed materially to foreign currency fluctuations. However, for accounting purposes the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership's cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency exchange gains or losses in the income statement, as reflected in the foreign currency exchange losses discussed above for the three months ended March 31, 2007 and 2006.

2007 Guidance

As previously announced, the Partnership anticipates that it will raise its quarterly cash distribution by 15% to $0.53 per unit ($2.12 per unit on an annualized basis), commencing with the distribution relating to the second quarter of 2007. This expected increase reflects the delivery of the RasGas II Liquefied Natural Gas (*LNG*) carriers in December 2006 and the first quarter of 2007, and the acquisition of the *Dania Spirit* in January 2007.

Estimates of potential increases in cash distributions to unitholders for 2007 discussed in this press release are based on current estimates of the Partnership's future operating results and capital requirements. Any increases will be subject to, among other things, actual operating results and capital requirements and will require the approval of Teekay GP L.L.C., the Partnership's general partner.

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(1) Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see the Appendix for a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure.

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Operating Results

The following table highlights certain financial information for Teekay LNG's segments for the three months ended March 31, 2007 and 2006: the Liquefied Gas Segment and the Suezmax Segment (please read the "Teekay LNG Partners' Fleet" section of this release below and *Appendix B* for further details):

(in thousands of U.S. dollars)	Three Months Ended March 31, 2007 (unaudited)			Three Months Ended March 31, 2006 (unaudited)		
	Liquefied Gas Segment	Suezmax Segment	Total	Liquefied Gas Segment	Suezmax Segment	Total
Net voyage revenues	37,471	20,592	58,063	23,700	20,164	43,864
Vessel operating expenses	8,167	5,654	13,821	3,802	5,159	8,961
Depreciation & amortization	10,814	5,005	15,819	7,678	4,981	12,659
Cash flow from vessel operations*	27,516	13,208	40,724	18,495	13,313	31,808

*Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership's web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership's Liquefied Gas Segment increased to $27.5 million for the first quarter of 2007, compared to $18.5 million for the first quarter of 2006, primarily due to the delivery of the three RasGas II carriers, which commenced their fixed-rate charters in the fourth quarter of 2006 and the first quarter of 2007, and the acquisition of the Liquefied Petroleum Gas (*LPG*) carrier, the *Dania Spirit* from Teekay Shipping Corporation (*Teekay*) in January 2007.

On March 29, 2007, one of the Partnership's LNG carriers, the *Madrid Spirit*, sustained damage to its engine boilers. As a result, the vessel will be off-hire for approximately seven days (net of off-hire insurance recovery) while it undergoes repairs. The cost of the repairs is also covered by insurance, subject to a $500,000 deductible which will be expensed in the second quarter of 2007.

Suezmax Segment

Cash flow from vessel operations from the Partnership's Suezmax tankers for the first quarter of 2007 remained substantially unchanged from the same period last year.

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Future LNG/LPG Projects Secured

Below is a summary of LNG and LPG newbuildings which the Partnership has agreed to acquire:

RasGas 3

The Partnership has agreed to acquire Teekay's 40% interest in four 217,000 cubic meter LNG newbuilding carriers scheduled to deliver during the second quarter of 2008. Upon their deliveries, the vessels will provide transportation services to Ras Laffan Liquefied Natural Gas Co. Limited (3) (*RasGas 3*), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum, at fixed rates, with inflation adjustments, for a period of 25 years, with options exercisable by RasGas 3 to extend up to a total of 35 years. Teekay's joint venture partner, Qatar Gas Transport Company, owns the remaining 60% interest in these vessels.

Skaugen LPG Carriers

The Partnership has agreed to acquire three LPG carriers from IM Skaugen ASA Group (*Skaugen*) that are currently under construction and will be purchased upon their delivery from the shipyard in early 2008 and mid-2009. Upon their delivery, the vessels will commence service under 15-year fixed-rate time-charters to Skaugen.

Tangguh

The Partnership has agreed to acquire Teekay's 70% interest in two 155,000 cubic meter LNG newbuilding carriers scheduled to deliver during late 2008 and early 2009. Upon their deliveries, the vessels will provide transportation services to The Tangguh Production Sharing Contractors, a consortium led by a subsidiary of BP plc, to service the Tangguh LNG project in Indonesia at fixed rates, with inflation adjustments, for a period of 20 years. An Indonesian joint venture partner owns the remaining 30% interest in these vessels.

Teekay LNG's Fleet

The following table summarizes the Partnership's fleet as of March 31, 2007:

	Number of Vessels		
	Delivered Vessels	Committed Vessels	Total
LNG Carrier Fleet	7	6[1]	13
LPG Carrier Fleet	1	3[2]	4
Suezmax Tanker Fleet	8	-	8
Total	**16**	**9**	**25**

[1] Represents the 40% interest in four LNG newbuilding carriers relating to the RasGas 3 LNG project and the 70% interest in two LNG newbuilding carriers relating to the Tangguh LNG project, as described above.

[2] Represents the three Skaugen LPG carriers currently under construction, as described above.

Liquidity

As of March 31, 2007, the Partnership had total liquidity of $376.7 million, comprising $35.4 million in cash and cash equivalents and $341.3 million in undrawn medium-term revolving credit facilities.

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About Teekay LNG Partners L.P.

Teekay LNG Partners L.P. is a publicly-traded master limited partnership formed by Teekay Shipping Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors. Teekay LNG Partners L.P. provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate time charter contracts with major energy and utility companies through its fleet of thirteen LNG carriers, four LPG carriers and eight Suezmax class crude oil tankers. Six of the thirteen LNG carriers are newbuildings scheduled for delivery between mid-2008 and early 2009. Three of the four LPG carriers are newbuildings scheduled for delivery between early 2008 and mid-2009.

Teekay LNG Partners' common units trade on the New York Stock Exchange under the symbol "TGP".

Earnings Conference Call

The Partnership plans to host a conference call at 11:00 a.m. ET on Friday, May 11, 2007, to discuss the Partnership's results and the outlook for its business activities. All unitholders and interested parties are invited to listen to the live conference call and view the Partnership's earnings presentation through the Partnership's web site at www.teekaylng.com. The Partnership plans to make available a recording of the conference call until midnight May 18, 2007 by dialing (866) 245-6755 or (416) 915-1035, access code 889023, or via the Partnership's web site until June 11, 2007.


For Investor Relations enquiries contact:
Dave Drummond
Tel: +1 (604) 609-6442

For Media enquiries contact:
Kim Barbero
Tel: +1 (604) 609-6433

Web site: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit data)

	Three Months Ended March 31, 2007	Three Months Ended December 31, 2006	Three Months Ended March 31, 2006
	(unaudited)	(unaudited)	(unaudited)
VOYAGE REVENUES	58,329	49,402	44,141
OPERATING EXPENSES			
Voyage expenses	266	440	277
Vessel operating expenses	13,821	10,540	8,961
Depreciation and amortization	15,819	13,595	12,659
General and administrative	3,518	4,254	3,095
	33,424	28,829	24,992
Income from vessel operations	24,905	20,573	19,149
OTHER ITEMS			
Interest expense	(30,347)	(24,196)	(18,601)
Interest income	11,097	10,664	7,437
Income tax recovery (expense)	(453)	9	300
Foreign exchange loss	(4,800)	(15,137)	(7,825)
Other - net	1,000	669	308
	(23,503)	(27,991)	(18,381)
Net income (loss)	1,402	(7,418)	768
Limited partners' units outstanding:			
Weighted-average number of common units outstanding			
- Basic and diluted	20,240,547	20,240,036	20,238,072
Weighted-average number of subordinated units outstanding			
- Basic and diluted	14,734,572	14,734,572	14,734,572
Weighted-average number of total units outstanding			
- Basic and diluted	34,975,119	34,974,608	34,972,644

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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED BALANCE SHEETS [1]
(in thousands of U.S. dollars)


	As at March 31, 2007	As at December 31, 2006
	(unaudited)	(unaudited)
ASSETS		
Cash and cash equivalents	35,407	28,871
Restricted cash - current	91,164	55,009
Other current assets	11,501	15,937
Restricted cash - long-term	666,687	615,749
Vessels and equipment	1,633,186	1,316,836
Advances on newbuilding contracts	84,759	84,184
Other assets	285,612	215,484
Intangible assets	157,782	160,064
Goodwill	39,279	39,279
Total Assets	3,005,377	2,531,413
LIABILITIES AND PARTNERS' EQUITY		
Accounts payable and accrued liabilities	28,946	25,376
Current portion of long-term debt and capital leases	187,249	181,197
Advances from affiliates	23,714	38,939
Long-term debt and capital leases	1,711,820	1,021,182
Long-term debt related to newbuilding vessels to be delivered	120,373	266,340
Other long-term liabilities	60,986	114,153
Minority interest [2]	165,675	165,729
Partners' equity	706,614	718,497
Total Liabilities and Partners' Equity	3,005,377	2,531,413

[1] With the Partnership's agreement on November 1, 2006 to acquire Teekay Shipping Corporation's 70% and 40% interests in the Tangguh and RasGas 3 projects, respectively, the Partnership is required to consolidate Tangguh and equity account for its investment in RasGas 3 under U.S. generally accepted accounting principles.

[2] Includes 100% of the equity interest in the Tangguh project and the Partnership's 40% equity interest in the RasGas 3 project.


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TEEKAY LNG PARTNERS L.P.
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three Months Ended March 31,	
	2007 (unaudited)	2006 (unaudited)
Cash and cash equivalents provided by (used for)		
OPERATING ACTIVITIES		
Net operating cash flow	13,806	16,388
FINANCING ACTIVITIES		
Proceeds from long-term debt	236,439	91,627
Scheduled repayments of long-term debt	(6,607)	(4,143)
Prepayments of long-term debt	-	(29,000)
Increase in restricted cash	(81,966)	(392,506)
Advances from affiliate	-	16,523
Repayment of joint venture partner advances	(3,676)	-
Cash distributions paid	(16,506)	(14,721)
Other	(232)	(2,666)
Net financing cash flow	127,452	(334,886)
INVESTING ACTIVITIES		
Advances to joint ventures	(61,601)	-
Purchase of Teekay Nakilat Holdings Corporation	(53,726)	-
Purchase of Dania Spirit L.L.C.	(18,546)	-
Expenditures for vessels and equipment	(849)	(1,542)
Proceeds from sale of vessels and equipment	-	312,972
Net investing cash flow	(134,722)	311,430
Increase (decrease) in cash and cash equivalents	6,536	(7,068)
Cash and cash equivalents, beginning of the period	28,871	34,469
Cash and cash equivalents, end of the period	35,407	27,401

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TEEKAY LNG PARTNERS L.P.
APPENDIX A - RECONCILIATION OF NON-GAAP FINANCIAL MEASURE
(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure - Distributable Cash Flow

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash interest expense, minority interest, estimated maintenance capital expenditures, gains and losses on vessel sales, income taxes and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by the Partnership's capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The table below reconciles distributable cash flow to net income.

	Three Months Ended March 31, 2007 (unaudited)
Net income	1,402
Add:	
Depreciation and amortization	15,819
Foreign exchange loss	4,800
Non-cash interest expense	2,918
Income tax expense	453
Less:	
Estimated maintenance capital expenditures	6,372
Minority interest recovery	1,067
Minority owners' share of DCF before estimated maintenance capital expenditures	63
Distributable cash flow	17,890

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TEEKAY LNG PARTNERS L.P.
APPENDIX B - SUPPLEMENTAL INFORMATION
(in thousands of U.S. dollars)

	Three Months Ended March 31, 2007 (unaudited)		
	Liquefied Gas Segment	**Suezmax Segment**	**Total**
Net voyage revenues [(1)]	37,471	20,592	58,063
Vessel operating expenses	8,167	5,654	13,821
Depreciation and amortization	10,814	5,005	15,819
General and administrative	1,788	1,730	3,518
Income from vessel operations	16,702	8,203	24,905

	Three Months Ended March 31, 2006 (unaudited)		
	Liquefied Gas Segment	**Suezmax Segment**	**Total**
Net voyage revenues [(1)]	23,700	20,164	43,864
Vessel operating expenses	3,802	5,159	8,961
Depreciation and amortization	7,678	4,981	12,659
General and administrative	1,403	1,692	3,095
Income from vessel operations	10,817	8,332	19,149

(1) Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership's web site at www.teekaylng.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management's current views with respect to certain future events and performance, including statements regarding: the Partnership's estimated increase to its cash distributions commencing in the second quarter of 2007; the Partnership's future growth prospects; the timing of the commencement of the RasGas 3 and Tangguh LNG projects; the timing of LNG and LPG newbuilding deliveries; and the Partnership's exposure to foreign currency fluctuations, particularly in Euros. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure of Teekay GP L.L.C. to authorize increased cash distributions to unitholders; the unit price of equity offerings to finance acquisitions, changes in production of LNG or LPG, either generally or in particular regions; less than anticipated revenues or higher than anticipated costs or capital requirements; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts and inability of the Partnership to renew or replace long-term contracts; LNG and LPG project delays, shipyard production delays; the Partnership's ability to raise financing to purchase additional vessels or to pursue LNG or LPG projects; changes to the amount or proportion of revenues, expenses, or debt service costs denominated in foreign currencies; and other factors discussed in Teekay LNG's filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2006. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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